UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 10, 2014 entitled “GeoPark announces new Tigana Norte 1 discovery and Tigana Field extension in block Llanos 34 in Colombia”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW TIGANA NORTE 1 OIL DISCOVERY AND TIGANA FIELD EXTENSION IN BLOCK LLANOS 34 IN COLOMBIA

Santiago, Chile -- July 10, 2014 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina, today announces the discovery of the Tigana Norte 1 oil well on its Llanos 34 Block in Colombia. GeoPark is the Operator of and has a 45% working interest in the Llanos 34 Block.

GeoPark drilled and completed the Tigana Norte 1 well to a total depth of 12,141 feet. A test conducted with an electrical submersible pump in the Guadalupe formation, at approximately 11,557 feet, resulted in a production rate of approximately 1,061 barrels of oil per day (“bopd”) of 14.6 ° API, with a 0.49% water cut, through a choke of 24/64 inches and well head pressure of 235 pounds per square inch. Further production history will be required to determine stabilized flow rates of the well.

Production and reservoir analyses from the Tigana 1, 2 and 3, Tigana Sur 1 and Tigana Norte 1 wells on the Llanos 34 Block now indicate that three previously delineated fields and prospects form part of a single larger combined (structural and stratigraphic) trap and field, productive from the Cretaceous Guadalupe and Tertiary Mirador formations. The field is currently producing over 8,500 bopd gross from the 5 wells drilled and completed to date. The Company is carrying out further development and appraisal drilling this year on the Tigana Field complex, including the Tigana Sur Oeste 1 well that is currently being completed. Preliminary results suggest that the stratigraphic component of the trap could enhance the exploration potential of the Llanos 34 Block area.

Since taking over the Llanos 34 Block with no production and no reserves in Colombia two years ago, GeoPark has grown production on this block to approximately 20,000 bopd gross. In 2014, GeoPark is carrying out a 10 well drilling program on Llanos 34 Block, as part of an overall 18-23 well drilling program in Colombia.

James F. Park, CEO of GeoPark, said, "The extension of the Tigana Field is encouraging and we salute our team in successfully discovering, developing, building the necessary infrastructure and putting into production this field in record time. The Tigana Field production has grown from zero to 8,500 bopd gross in less than 7 months. We also believe the new larger combined Tigana Field interpretation will positively impact the field’s reserves and development potential.”

CONTACTS GEOPARK:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 10, 2014